FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number:  001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item
1.	BBVA: Statement Placement

“BBVA, S.A.”, pursuant to the provisions of section 82 of the Securities Market Act and related with the significant event of May 15th 2002, hereby announces the following

OTHER NOTIFICATIONS

BBVA reports that it has reached an agreement with Lehman Brothers as sole insuring entity, for the placement amongst institutional investors, at a price of 16.90€ per share, of the 16.2 million shares of Credit Agricole, S.A., which it will receive as a consequence of the acceptance of the public takeover offer presented by Credit Agricole, S.A. and SACAM Development regarding the share capital of Credit Lyonnais.1

Following the execution of this agreement, BBVA will obtain, as a result of the divestment in Credit Lyonnais, total capital gains of approximately 353 million euros (both through the aforementioned sale of shares of Credit Lyonnais and through the compensation received in cash in accordance with the terms of the public offer).

5 June 2003

[1]	The commitment involving the acceptance of the offer was notified as a significant event on 16 December 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: June, 5th 2003	By:	/S/ MIREN JOSUNE BASABE PUNTOX
		Name:	Miren Josune BASABE PUNTOX

		Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.